HEINEKEN HOLDING N.V.

02055005

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

1017 ZD Amsterdam,
2e Weteringplantsoen 5
Tel. 020-622 11 52
Fax 020-625 22 13

16 September 2002

SUPPL

RECEIVED SEP 24 2002 SEC MAIL PROCESSING WASH. D.C. 164 SECTION

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 12 September 2002
- Interim Dividend Announcement dated 12 September 2002

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Encl.

Notes to Heineken Holding N.V.'s interim figures for 2002

Net turnover and sales volume

Net turnover of the Heineken Group increased in the first half of 2002 by EUR 509 million (11%) to EUR 4,958 million. Of this growth, the first time consolidation of new acquisitions, notably Bravo Holding in Russia, BrauHolding International in Germany and a number of European beverage wholesalers, accounted for 5% and organic growth (reflecting improvements in the sales mix, higher selling prices and volume growth) added 6%. Exchange-rate movements, including movements in the value of the US dollar, contributed little to the growth in net turnover.

Group volume[1)] was 12% higher in the first six months of 2002 compared with the corresponding period in 2001, rising to 41.5 million hectolitres. Organic volume growth amounted to 2% and newly consolidated companies added 10% to the sales volume. Substantial volume growth was recorded in Poland, the United States, Slovakia, Vietnam and Africa. Beer consumption was adversely affected by wet weather in the spring, especially in Western Europe. Market share increased in Poland and remained stable or decreased slightly in other European countries.

Worldwide sales of Heineken beer in the premium segment was 6% higher in the first six months of 2002, at 8.8 million hectolitres, with the United States, Spain, Poland, Singapore and Thailand generating most of this growth. Total sales of Heineken beer were 4% higher at 11.4 million hectolitres. Total sales volume of Amstel beer, 5.1 million hectolitres, remained at the 2001 level, with lower volumes in Europe being offset by higher sales in the United States and Africa. Sales volume of international specialty beers rose by 13% to 591,000 hectolitres. Particularly, the Desperados and Affligem brands sold extremely well.

Operating profit and net profit

Operating profit for the first half of 2002 was up 13%, from EUR 513 million to EUR 581 million, representing 11.7% of net turnover compared with 11.5% in 2001. Organic growth in net turnover accounted for most of this increase. The first time consolidation of new acquisitions and the more favourable exchange rates had little beneficial effect on growth in operating profit and net profit. Marketing and selling expenses as a percentage of net turnover decreased from 15.0% to 14.8%, reflecting the lower media rates in some countries. While raw material prices remained relatively stable, packaging material prices rose by almost 2%. Total staff costs were 13% higher (8% excluding the first time consolidations), due to increased staffing levels in several countries and an additional allocation to the pension fund in Nigeria. Expenditure on major ICT-projects (capitalised as from 2001) was lower.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by EUR 101 million to EUR 842 million, representing 17.0% of net turnover in the first half of 2002, up from 16.6% in the first half of 2001.

The results of non-consolidated participating interests increased with EUR 4 million to EUR 16 million.

Net interest charges increased from EUR 41 million to EUR 48 million, due to higher interest charges in Nigeria relating to the construction of the new brewery in Enugu, a reduction in the level of cash deposits due to the financing of acquisitions, and lower rates of interest earned.

[1)] Group volume comprises sales volume by consolidated operating companies and beer sales volume of Heineken Group brands brewed under license by third parties.

The average tax burden increased slightly from 35.2% in 2001 to 35.6% in 2002.

Minority interests in the result increased from EUR 20 million to EUR 29 million, reflecting the improved performance in Poland where a positive net profit was recorded for the first time.

Net profit on ordinary activities was up 11%, rising by EUR 32 million from EUR 298 million to EUR 330 million. Net profit on ordinary activities per share increased from EUR 0.76 to EUR 0.84.

Balance sheet
Cash flow from operating for the first six months of 2002 amounted to EUR 619 million, as against EUR 491 million in the first half of 2001. Higher operating profit and reduced investment in working capital were significant factors in this increase.

A net EUR 335 million was invested in tangible fixed assets in the first half of 2002, compared with EUR 260 million in 2001. The increase can be attributed largely to the construction of new breweries in Nigeria and Vietnam and the investments by companies included in the consolidation for the first time. EUR 611 million was invested in participating interests, including the acquisition of Bravo Holding in Russia, payments relating to BrauHolding International in Germany, the increase in our minority interest in the new company Cervejarias Kaiser Brasil S.A. in Brazil to 20% and the acquisition of several beverage wholesalers in Western Europe.

Shareholders' equity decreased by EUR 40 million, due to the amortisation of goodwill (EUR 140 million), the interim dividend (EUR 31 million) and revaluations and exchange differences (EUR 34 million), set against the net profit of EUR 165 million. Shareholders' equity per share amounted to EUR 6.83 as at 30 June 2002 (EUR 7.03 as at 31 December 2001). Interest-bearing debt increased from EUR 1,636 million, as at 30 June 2001 to EUR 1,811 million as at 30 June 2002 and the net debt position on those dates was EUR 552 million and EUR 906 million, respectively. This change in net debt is mainly due to higher investments in new participating interests.

Dividend
An interim dividend of EUR 0.16 per share of EUR 2.00 nominal value will be paid on 23 September 2002. The ex-dividend date for Heineken Holding shares is 13 September 2002.

Full-year profit forecast for 2002
Growth in operating profit in the second half-year will be stronger than in the first six months of 2002. Improvements in sales mix and selling prices will continue in the second half of the year. However, growth in sales volume will be curtailed by the bad weather in large parts of Europe in the summer of 2002. Moreover, the tax burden and the minority interests in the net profit will be higher than in the first half-year. The recent movements in the value of the dollar will have little effect on profit. On this basis, the company expects an increase in net profit on ordinary activities for 2002 as a whole to be in line with the percentage growth in the first half of 2002.

Amsterdam, 12 September 2002

HEINEKEN HOLDING N.V.

Consolidated income statement 1 January - 30 June*
in millions of euros

	2002		2001	
Net turnover		**4,958**		**4,449**
Raw materials, other materials and services	2,686		2,416	
Excise duties	641		596	
Personnel costs	789		696	
Depreciation and value adjustments	261		228	
Total operating expenditure		4,377		3,936
Operating profit		**581**		**513**
Earnings of non-consolidated participating interests		16		12
Interest		-48		-41
Profit from ordinary activities before taxation		549		484
Taxation		-190		-166
Group profit on ordinary activities after taxation		359		318
Minority interests in the profit of group companies of Heineken N.V.		-29		-20
Net profit on ordinary activities		**330**		**298**
Extraordinary profit after taxation		-		52
Net profit of Heineken N.V.		**330**		**350**
Minority interests in the profit of Heineken N.V.		-165		-175
Net profit		165		175

* Unaudited.

HEINEKEN HOLDING N.V.

Segment information by region*
in millions of euros

	1st half 2002	1st half 2001[1]	full-year 2001
Sales proceeds			
Europe (including export)	4,203	3,827	7,781
Western Hemisphere	662	555	1,176
Africa/Middle East	391	349	747
Asia/Pacific	236	234	465
Eliminations	-615	-581	-1,127
Total sales proceeds	4,877	4,384	9,042
Proceeds from services	81	65	121
Net turnover	4,958	4,449	9,163
Operating profit			
Europe (including export)	442	394	881
Western Hemisphere	30	25	55
Africa/Middle East	85	70	129
Asia/Pacific	24	24	60
Total	581	513	1,125
Total assets			
Europe (including export)	5,766	5,440	4,802
Western Hemisphere	589	371	395
Africa/Middle East	890	575	791
Asia/Pacific	324	301	417
	7,569	6,687	6,405
Invested cash	364	706	812
Total assets as per balance sheet	7,933	7,393	7,217

* Unaudited.

[1] Restated for comparison.

HEINEKEN HOLDING N.V.

Consolidated balance sheet*
(after interim dividend)
in millions of euros

	30 June 2002	30 June 2001	31 December 2001
Assets			
Fixed assets			
Intangible fixed assets	21	4	13
Tangible fixed assets	3,834	3,428	3,614
Financial fixed assets	777	685	531
	4,632	4,117	4,158
Current assets			
Stocks	792	724	692
Accounts receivable	1,604	1,469	1,192
Securities	25	27	29
Cash	880	1,056	1,146
	3,301	3,276	3,059
	7,933	**7,393**	**7,217**
Equity and liabilities			
Group funds			
Shareholders' equity	1,339	1,324	1,379
Minority interests in Heineken N.V.	1,339	1,324	1,379
Minority interests in other Group companies	371	251	381
	3,049	2,899	3,139
Investment facilities equalisation account	19	24	22
Provisions	963	985	1,024
Liabilities			
Long-term debt	1,039	831	797
Current liabilities	2,863	2,654	2,235
	3,902	3,485	3,032
	7,933	**7,393**	**7,217**

* Unaudited.

HEINEKEN HOLDING N.V.

Movements in shareholders' equity 1 January - 30 June*
in millions of euros

	2002	2001
Shareholders equity		
Balance as at 1 January	1,379	1,198
Revaluation	-34	11
Goodwill	-140	-29
Net profit for first half-year	165	175
Dividend	-31	-31
Balance as at 30 June	1,339	1,324
Minority interests in Heineken N.V.		
Balance as at 1 January	1,379	1,198
Revaluation	-34	11
Goodwill	-140	-29
Net profit for first half-year	165	175
Dividend	-31	-31
Balance as at 30 June	1,339	1,324

* Unaudited

HEINEKEN HOLDING N.V.

Abridged consolidated cash flow statement 1 January - 30 June*
in millions of euros

	2002		2001	
Cash flow from operations		619		491
Interest paid and received		-34		-30
Taxation paid on profit		-144		-114
Cash flow from operating activities		441		347
Dividends paid		-105		-85
Cash flow from operating activities less dividends paid		336		262
Cash flow from investing activities				
Intangible fixed assets	-12		-	
Tangible fixed assets	-335		-260	
Consolidated participating interests	-399		-19	
Extraordinary result on participating interests disposed of	-		52	
Other financial fixed assets	-225		-201	
		-971		-428
Cash flow from financing activities		334		-2
Net cash flow		-301		-168
Other movements in funds:				
Changes in consolidation		-18		99
Exchange rate movements		-29		-4
Movement in net funds		-348		-73

	30 June 2002	31 December 2001
Net funds comprise:		
Cash and securities	905	1,175
Amounts owed to credit institutions	-375	-297
	530	878

* Unaudited.